UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES 4TH QUARTER AND FISCAL YEAR 2011 RESULTS

HIGHLIGHTS:

Q

During the 4th quarter of 2011 (4Q11), Embraer delivered 32 commercial and 50 executive aircraft and ended the year with total deliveries of 105 commercial and 99 executive aircraft (83 light jets and 16 large jets);

Q	As a consequence, 2011 Revenues totaled US$ 5,803 million, in line with the annual Revenue guidance range of US$ 5.6 to US$ 5.8 billion;

Q

2011 Operating performance was strong and the recurring EBIT[1] margin for the year would have reached 8.7%. However, due to provisions, primarily related to financial guarantees in connection with the American Airlines (AMR) fleet, the actual 2011 accumulated EBIT margin was 5.5%;

Q	Positive operating cash generation of US$ 178.7 million in 4Q11 increased the Company’s net cash[2] position to US$ 445.7 million at the end of 2011;

Q

Net income (loss) attributable to Embraer Shareholders was negative US$ 91.8 million in 4Q11 and totaled US$ 111.6 million for 2011. Earnings (loss) per ADS for 4Q11 and 2011 totaled negative 0.5072 and positive 0.6169, respectively.

MAIN FINANCIAL INDICATORS:

	in million of U.S dollars, except % and per share data
IFRS	3Q11	4Q10	4Q11	2010	2011
Revenues	1,363.6	1,970.2	2,025.1	5,364.1	5,803.0
EBIT	124.2	132.4	(5.9)	391.7	318.2
EBIT Margin %	9.1%	6.7%	-0.3%	7.3%	5.5%
EBITDA	188.3	197.2	59.2	610.9	557.0
EBITDA Margin %	13.8%	10.0%	2.9%	11.4%	9.6%
Adjusted Net Income (Loss) (excluding Deferred income tax and social contribution) ³	125.7	111.4	(140.4)	358.9	196.6
Net income (loss) attributable to Embraer Shareholders	1.9	122.7	(91.8)	330.2	111.6
Earnings (loss) per share - ADS basic (US$)	0.0103	0.6782	(0.5072)	1.8252	0.6169
Net Cash	193.4	691.8	445.7	691.8	445.7

[1]	EBIT is equal to operating results
[2]	Net cash is equal to Cash and cash equivalents plus short-term Financial assets minus short-term and long-term Loans.
[3]

Adjusted net income is a non-GAAP measure, calculated by adding Net income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash flow statement, under Deferred income tax and social contribution.

São José dos Campos, March 20, 2012 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2011 (4Q11), December 31, 2010 (4Q10) and September 30, 2011 (3Q11), are derived from the unaudited financial statements.

NET SALES AND GROSS MARGIN

Embraer delivered 32 commercial and 50 executive aircraft in 4Q11, for an accumulated total of 105 commercial and 99 executive aircraft (83 light jets and 16 large jets) in 2011. As a result, 4Q11 and 2011 Revenues totaled US$ 2,025.1 and US$ 5,803 million, respectively, and therefore reached the upper end of the US$ 5.6 - US$ 5.8 billion 2011 Revenue guidance range. The mix of products and revenues for the year, coupled with the Company’s ongoing focus on its programs directed towards improving productivity and efficiency, resulted in a Gross Margin of 22.5% for 2011, compared to 19.1% in 2010.

EBIT

The 4Q11 EBIT and EBIT margin were negative US$ 5.9 million and negative 0.3%, respectively. The final accumulated EBIT and EBIT margin for 2011 were US$318.5 million and 5.5%, respectively. Throughout 2011, the Company experienced certain extraordinary events which impacted operating results for the year. These events include the provisions detailed below, as well as the unusually high liquidated damages, of approximately US$ 67 million, that were collected throughout 2011. Such liquidated damages came as a result primarily of the commercially challenging market environment in the Executive aviation segment. If not for these extraordinary events, EBIT margin for the quarter would have been 12.1%, and 2011 EBIT and EBIT margin would have been US$ 504.3 million and 8.7%, respectively, bringing the year’s result to levels above the Company’s EBIT margin guidance of 8% for 2011. Furthermore, it is important to note the increase in operating leverage achieved in the last quarter of the year, which allowed the Company to maximize the utilization of its installed capacity and dilute fixed costs in a more efficient manner.

AMR AND OTHER PROVISIONS

As a result of the AMR Chapter 11 filing and related exposures from financial guarantees and residual value guarantee (RVG) obligations, the Company’s 4Q11 results include a total net provision of US$ 360.7 million, related to these obligations. Of this amount, US$ 107.4 million is accounted for under Financial (expenses) income, net, and therefore do not impact the Company’s operating margin for 4Q11. The remaining US$ 253.3 million is accounted for under Other operating income (expenses), net and therefore impact the Company’s operating margin for the period and, consequently, for the year.

AMR currently operates a fleet of 216 ERJ 145 family aircraft through its wholly owned subsidiary, American Eagle. As a result of AMR’s Chapter 11 bankruptcy filing, and expected fleet adjustments that will take place at AMR, Embraer is provisioning a total of US$ 317.5 million to its 4Q11 results to account for expected expenses related to obligations from financial guarantees and residual value guarantees for these 216 aircraft. The final AMR decision on how it will manage the future operation of these aircraft is still on-going and this provision represents the best estimate available based on the current scenario. As part of the methodology to define the value of the AMR provision, the Company hired independent third-party aircraft appraisers to determine the likely market value of these aircraft. Once the average value of these appraisals was established, the Company included an additional discount factor, in an attempt to determine a one-time provision to cover all expected expenses related to these obligations. Actual payments and cash disbursements for these obligations are expected to occur over time through the course of the coming years.

Considering the potential impacts to the regional aircraft secondary market and aircraft values that may come as a result of an increase in aircraft availability due to the AMR restructuring process, the Company also performed additional revisions to existing provisions, which are by nature also related to financial guarantee and RVG obligations, and the net effect of such revisions was negative US$ 43.2 million. It should be noted that, among other things such as RVG related provisions, these revisions include an additional provision related to the MESA Air Group bankruptcy process that occurred in 2010. This additional provision comes as a result of the latest market developments in the 50-seat segment and the expectation that the MESA aircraft will be remarketed in the coming months. It is important to note that with this additional provision for the MESA Air Group obligations, the Company has now provisioned for the maximum potential expenses related to such obligations and therefore no additional provisions are expected for these guarantees.

Due largely to the appreciation of the Real against the US Dollar in 2011, during which on average the Real appreciated approximately 5% vs. the 2010 average exchange rate, coupled with the increase of approximately 10% in labor costs, total 2011 Administrative, Selling and Research expenses increased to US$ 767.1 million, compared to US$ 643.7 million in 2010. It must be noted that a portion of these expenses are Real-denominated and the appreciation of the Real against the US Dollar negatively impacted those expenses. Research expenses for 4Q11 totaled US$ 26 million, bringing total 2011 Research spending to US$ 85.3 million, in line with the Company guidance of US$ 90 million. General and Administrative expenses for 4Q11 totaled US$ 71.5 million, above the US$ 60.6 million spent in 4Q10. Selling expenses of US$ 113.9 million in 4Q11 were stable, compared to the US$ 105.7 million spent in 4Q10. Furthermore, the Company continued to make investments throughout 2011 to develop its customer support network, especially in Executive aviation, and has implemented some changes in the Defense & Security organization, as well as intensified its efforts to define the product strategy in the Commercial aviation segment, all of which impacted the Company’s SG&A expenses for the year. 2011 Other operating income (expenses), net totaled negative US$ 221.5 million, primarily as a result of the provisions of US$ 253.3 million, coupled with the liquidated damages of approximately US$ 67 million, mentioned above.

NET INCOME

Net income (loss) attributable to Embraer Shareholders and Earnings per ADS for 4Q11 were negative US$ 91.8 million and negative US$ 0.5072, respectively, bringing total 2011 Net income attributable to Embraer Shareholders and Earnings per ADS to US$ 111.6 million and US$ 0.6169, respectively. If not for the net effect of all extraordinary events described earlier, which totaled approximately US$ 293 million, 2011 Net income attributable to Embraer Shareholders and Earnings per ADS would have reached US$ 305.3 million and US$ 1.6875, respectively.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

Embraer had significant positive cash generation during 4Q11, and the Company’s Net cash position for the period increased by US$ 252.3 million and reached US$ 445.7 million at the end of 2011.

	in million of U.S.dollars
Balance Sheet Data	(1) 2010	(2) 3Q11	(1) 2011
Cash and cash equivalents	1,393.1	1,434.1	1,350.2
Financial assets	733.5	569.9	753.6
Total cash position	2,126.6	2,004.0	2,103.8
Loans short-term	72.6	479.2	251.8
Loans long-term	1,362.2	1,331.4	1,406.3
Total loans position	1,434.8	1,810.6	1,658.1
Net cash*	691.8	193.4	445.7

*	Net cash = Cash and cash equivalents + Financial assets short-term – Loans short-term and long-term
(1)	Derived from audited financial information.
(2)	Derived from unaudited financial information.

This cash generation comes mainly as a consequence of a strong financial result from operations, coupled with a reduction in Inventories. Furthermore, the cash generated by operating activities helped partially offset the 4Q11 cash requirements related to PP&E and Intangibles.

	in million of U.S. dollars
IFRS	4Q10	2010	1Q11	2Q11	3Q11	4Q11	2011
Net cash generated by operating activities	578.0	874.0	62.1	78.3	161.1	178.7	480.2
Financial assets adjustment (1)	(287.5)	(286.1)	(47.9)	26.6	(140.7)	234.8	72.8
Other assets adjustment (2)	19.8	27.7	—	—	—	—	—
Additions to property, plant and equipment	(65.8)	(149.6)	(91.8)	(92.9)	(72.8)	(76.8)	(334.3)
Additions to intangible assets	(51.3)	(178.7)	(48.1)	(49.7)	(59.5)	(60.1)	(217.4)

Free cash flow	193.2	287.3	(125.7)	(37.7)	(111.9)	276.6	1.3

(1)	Unrealized gain (losses) on Financial assets.
(2)	Correspond mainly of court-mandated escrow deposit and short term marketable securities.

Additions to PP&E totaled US$ 76.8 million in 4Q11 and accumulated 2011 additions to PP&E totaled US$ 334.3 million. Total PP&E includes values related to Pool programs spare parts, aircraft under lease or available for lease and CAPEX. CAPEX investments for 2011 totaled US$ 162.2 million, below Company guidance of US$ 200 million. As the Company has consistently built up its inventory of spare parts through 2011 to adjust for the growing demand of its spare parts Pool programs from its customer base, in 2012, the level of investments in Pool program spare parts is expected to be less than in 2011. The Company also added a total of US$ 217.4 million to Intangible assets, related to all investments made for product development throughout 2011. Furthermore, 2011 investments in Development (net of contributions from suppliers) totaled US$ 131.6 million, below Company guidance of US$ 160 million. The following tables outline the detailed investments in PP&E and R&D for 2011.

	4Q10	2010	1Q11	2Q11	3Q11	4Q11	2011
Additions	51.3	178.7	48.1	49.7	59.5	60.1	217.4
Contributions from suppliers	(26.9)	(99.4)	(15.0)	(0.2)	(70.3)	(0.3)	(85.8)
Development (Net of contributions from suppliers)	24.4	79.3	33.1	49.5	(10.8)	59.8	131.6
Research	27.6	72.1	19.3	19.1	20.9	26.0	85.3
R&D	52.0	151.4	52.4	68.6	10.1	85.8	216.9

	4Q10	2010	1Q11	2Q11	3Q11	4Q11	2011
CAPEX	35.3	73.5	38.8	31.7	38.5	53.2	162.2
Additions of aircraft available for lease or under lease	25.9	29.0	21.5	37.6	—	7.6	66.7
Additions of Pool programs spare parts	4.6	47.1	31.5	23.6	34.3	16.0	105.4
PP&E	65.8	149.6	91.8	92.9	72.8	76.8	334.3

During 4Q11, the Company continued to manage its debt profile and total debt decreased US$ 152.5 million compared to 3Q11 and totaled US$ 1,658.1 million at the end of 2011. Such decrease comes as a result of a reduction of US$ 227.4 million in Short-term loans, which was partially offset by an increase of US$ 74.9 million in Long-term loans. Therefore, at the end of 2011, Short and Long-term loans totaled US$ 251.8 million and US$ 1,406.3 million, respectively.

As a result of the reduction in Short-term loans, which accounted for 15.2% of total loans in 4Q11, compared to 26.5% in 3Q11, the average loan maturity increased to 4.8 years. Furthermore, the cost of Dollar-denominated loans increased from 4.9% to 5.9% p.a. and the cost of Real-denominated loans decreased from 5.6% to 5.1% p.a. The Adjusted EBITDA to financial expense (gross) ratio (for more detailed information please refer to page 11) decreased in 4Q11, compared to 3Q11, going from 7.12 to 5.43. As of 4Q11, 37.4% of total debt was denominated in Reais.

The Company’s financial strategy contributed positively to net results throughout 2011 and such contributions totaled US$ 36.7 million for the year. However, considering the provisions described earlier (please refer to page 2 for more details), which are also accounted for under Financial (expenses) income, net, the Company’s financial result for 2011 was negative US$ 70.7 million.

Embraer’s cash allocation management strategy continues to be one of the most important tools in mitigating exchange rate fluctuation risks. In other words, by balancing cash allocation in Real- and Dollar-denominated assets, the Company attempts to neutralize its exchange rate exposures on its Balance sheet. Of total cash in 4Q11, 43% was denominated in Reais.

As previously mentioned in the 3Q11 earnings release, in order to complement the Company’s hedging strategy, while taking advantage of the depreciation of the Real that occurred in September 2011, the Company entered into some “plain vanilla” financial hedges in order to reduce its 2012 cash flow exposure. The Company’s cash flow exposure comes as a result of the fact that approximately 10% its net revenues are denominated in Reais and 25% of its total costs are also denominated in Reais. Having more Real-denominated costs than revenues generates such exposure. For 2012, approximately 45% of the Company’s Real exposure is protected if the US Dollar depreciates below US$ 1.75 to the Real. For exchange rates above this level, the Company will enjoy the upside up to an average US Dollar to Real exchange rate cap of US$ 2.44.

OPERATIONAL BALANCE SHEET ACCOUNTS

As a result of the large number of aircraft delivered during 4Q11, Inventories decreased by US$ 584.8 million, compared to 3Q11, and totaled US$ 2,287.6 million in 4Q11, bringing total Inventories to a level similar to 4Q10. Trade accounts payable decreased to US$ 829.9 million in 4Q11, as a consequence of adjustments in procurement activity, in line with a lower number of aircraft expected to be delivered during the first quarter of 2012 (1Q12), compared to 4Q11. Furthermore, during 4Q11, Trade accounts receivable increased to US$ 506 million.

	in million of U.S.dollars
Balance Sheet Data	(1) 2010	(2) 3Q11	(1) 2011
Trade accounts receivable	349.3	473.6	506.0
Customer and commercial financing	70.5	120.6	102.2
Inventories	2,198.3	2,872.4	2,287.6
Property, plant and equipment	1,201.0	1,323.5	1,450.4
Intangible	716.3	791.2	808.3
Trade accounts payable	750.2	989.4	829.9
Advances from customers	991.6	1,183.6	1,070.1
Total shareholders’ equity	3,131.5	3,214.6	3,117.8

(1)	Derived from unaudited financial information.
(2)	Derived from unaudited financial information.

Property, plant and equipment (PP&E) increased by US$ 126.9 million, compared to 3Q11, mainly driven by investments made in the construction of the Company’s facilities located Melbourne, Florida, and Evora, Portugal. Customer and commercial financing decreased by US$ 18.4 million, compared to 3Q11, mainly driven by the reduction of temporary financing structures related to aircraft deliveries. Advances from customers decreased to US$ 1,070.1 million, primarily as a result of the high number of deliveries vis-à-vis the number of new orders during the 4Q11. Intangible assets remained stable from 3Q11 to 4Q11, as net product development expenses were similar to the amortization over deliveries in the period.

SEGMENT RESULTS

The 4Q11 Revenue mix by segment varied slightly when compared to 4Q10, with a higher participation from the Commercial Aviation, Defense and Security and Others segments, representing 53.2%, 14.5% and 2.5%, respectively. This increase was offset by a decrease in the revenue participation from the Executive Aviation segment, which decreased to 29.8%, compared to 32.9% in 4Q10. This decrease comes as a result of the challenging commercial environment experienced in this segment during 4Q11 and in line with the Company’s guidance revision that took place during 3Q11. The higher revenue participation from the Commercial Aviation segment also contributed positively to the Company’s gross margin for 2011.

Net revenues by segment	(2) 3Q11		(2) 4Q10		(2) 4Q11		(1) 2010		(1) 2011
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	996.4	73.1	1,028.5	52.3	1,078.3	53.2	3,257.9	60.8	3,714.1	64.0
- Commercial Aviation services	89.9		88.7		90.4		322.4		373.0
Defense and Security Business	189.2	13.9	272.4	13.8	293.0	14.5	821.8	15.3	851.9	14.7
- Defense and Security Business services	48.2		41.4		54.8		152.1		188.4
Executive Aviation	149.4	11.0	648.9	32.9	603.0	29.8	1,209.5	22.5	1,113.7	19.2
- Executive Aviation services	26.9		16.0		25.4		64.4		96.0
Others	28.6	2.0	20.4	1.0	50.8	2.5	74.9	1.4	123.3	2.1

Total	1,363.6	100.0	1,970.2	100.0	2,025.1	100.0	5,364.1	100.0	5,803.0	100.0

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

COMMERCIAL AVIATION

In 2011, as per IATA, passenger demand increased by 5.9%, and performed well despite weak economic conditions in western economies. International demand increased by 6.9%, with Europe achieving the second fastest growth rates, behind Latin America. Domestic markets increased by 4.2%, with Brazil, India and China showing double-digit growth. North American traffic growth rates still remain notably low, with international traffic increasing by 4.0% and domestic by 2.2% in 2011. The airline industry achieved $6.9 billion net profit in 2011, but shall face some challenges in 2012 with profit forecast of $3.5 billion. European airlines are likely to be hardest hit by recession in their home markets and small losses are expected. Contrasting performances are shown by North American airlines, where capacity cuts are providing some protection to profitability, and in Asia, where, in particular, China’s expanding domestic market show significant profits generated by high load factors.

Embraer delivered 105 commercial jets in 2011, of which 32 were in 4Q11. The E-Jets family achieved significant milestones in 2011: more than 1,000 orders and 800 deliveries, increased presence with leasing companies (CIT, BOC Aviation, GECAS, Air Lease, CDB) and the sale of 124 E-Jets (28% above 2010 sales). As Paulo Cesar de Souza e Silva, Embraer’s President of Commercial Aviation, said: “All 2011 achievements reinforced the E–Jets’ role and importance in the airlines’ improvement process. Our 60 customers in 40 countries are proving that the E–Jets’ flexibility, operational performance, economics and passenger preference are meeting market requirements.”

Deliveries	3Q11	4Q10	4Q11	2010		2011
Commercial Aviation	28	30	32	100		105
ERJ 145	—	2	—	6		2
EMBRAER 170	—	1	—	9	(+2)*	1
EMBRAER 175	—	3	7	8		10
EMBRAER 190	22	20	18	58		68
EMBRAER 195	6	4	7	17		24

*	Deliveries identified by parenthesis were aircraft delivered under operating leases.

In 4Q11, Embraer signed for the sale of 45 E-Jets, 33 of which are E190s (15 to BOC Aviation, in Singapore; ten to CIT Group, in the U.S.A.; and six to GECAS, in the U.S.A. – all leasing companies; and two jets to Hebei Airlines, in China) and 12 E195s (11 to Azul, in Brazil and one to Jetscape, in the U.S.A.). Hebei Airlines became the newest E-Jets operator, when it received two E190s in December.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
ERJ 145 Family	890	—	890	890	—
EMBRAER 170	188	22	210	182	6
EMBRAER 175	189	290	479	143	46
EMBRAER 190	551	355	906	389	162
EMBRAER 195	123	28	151	88	35
E-JET S Family	1,051	695	1,746	802	249
TOTAL	1,941	695	2,636	1,692	249

EXECUTIVE AVIATION

Executive aviation deliveries in 4Q11 totaled 50 aircraft, among which 40 light jets and 10 large jets. It is important to note that although the Company delivered less aircraft than expected, it met its 2011 revised Revenue guidance of US$ 1 billion for the Executive Aviation segment.

Deliveries	3Q11	4Q10	4Q11	2010	2011
Executive Aviation	18	61	50	144	99
Light Jets	17	48	40	126	83
Large Jets	1	13	10	18	16

2011 was a year marked by signs of a continued recession, mainly echoing from Europe. The recovery of new jets sales was threatened mainly by a large offer of young used aircraft at very competitive prices. Also as a consequence of this scenario, the financing options for lower-end categories jets were more stringent and selective, with some impact on deliveries.

In December, Embraer opened its U.S-based, global Customer Center, at the Melbourne International Airport in Melbourne, Florida. The Customer Center becomes the new location for global customers for the entire range of Embraer executive aircraft to select colors, fabrics, paint schemes and options for their aircraft. Its functionality is driven by the customer experience from the sales stage, through configuration until the final delivery process. In the same month, Embraer delivered the first Phenom 100 jet produced in its new US assembly plant to longtime customer Executive AirShare.

The last month of 2011 also saw the roll-out of the Legacy 500 from the production hangar at the São José dos Campos headquarters, in Brazil. This milestone allowed the Company to perform important ground tests, prior to the aircraft’s first flight, which is scheduled for the third quarter of 2012.

Embraer’s commitment to world-class customer support continued to be pursued during 2011, with the expansion of its network of service centers, the incorporation of new technologies and continuous improvement of its practices driving efficiency gains and better communication with its customers. Currently, Embraer has almost 60 owned and authorized service centers, all around the world, to better serve its customers.

DEFENSE AND SECURITY BUSINESS

The Defense and Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials and authorities; training and light attack; intelligence, surveillance and reconnaissance systems; aircraft modernization; military transportation; command and control systems and services. In addition, the Company is also pursuing major participation in projects in Brazil, such as the Integrated System for Border Monitoring (SISFRON), and Security for the upcoming major sporting events.

The segment continues to play an important and strategic role in the Company’s business, and the segment’s backlog remained stable, ending 2011with a slight increase, compared to the previous year, at $ 3.3 billion.

As for the modernization programs, by the end of 2011, ten AMX jets were already at Embraer’s facilities to start revitalization and later modernization activities.

The completion of the project configuration phase was another important milestone reached in the modernization program to upgrade 12 A-4 Skyhawk (AF-1, Brazilian Navy designation) for the Brazilian Navy.

The AEW India program is moving ahead as contracted and, in December 2011, Embraer performed the maiden flight of the first of three aircraft ordered by the Indian government.

In December the U.S. Air Force (USAF) announced that it selected the Super Tucano for the Light Air Support (LAS) program to provide twenty aircraft and associated training and maintenance support. In this program Embraer is in partnership with Sierra Nevada Corporation (SNC), which is the prime contractor. However, in February the USAF set aside the contract award and Embraer will await further clarification on the subject to decide the next steps.

The KC-390 development program is ongoing and on schedule. Following the selection of suppliers, the Brazilian company AEL Sistemas was selected to supply three more components for the KC-390 jet: the Self-Protection System (SPS); the Directed Infrared Countermeasures (DIRCM); and the Head-Up Display (HUD). Embraer Defense and Security signed a partnership contract with OGMA – Indústria Aeronáutica de Portugal and EEA – Empresa de Engenharia Aeronáutica. According to this agreement, Portugal, through EEA, will develop the engineering project for the KC-390’s components, which will be manufactured by Embraer subsidiary OGMA.

In November, Embraer S.A. and Telecomunicações Brasileiras S.A. – TELEBRÁS (“Telebrás”) signed a memorandum of understanding for the purpose of forming a company, of which Embraer will hold a 51% share and Telebrás 49%, to work with the Federal Government to meet the needs of Brazil’s plan for satellite development, including the National Broadband Program and strategic defense and governmental communications.

TOTAL BACKLOG

During 4Q11, Embraer delivered a total of 32 commercial and 50 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog was US$ 15.4 billion at the end of 2011. The following chart presents the Company’s backlog evolution through 4Q11.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not an accounting measurement under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measurement of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

	in million of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 3Q11	(1) 2010	(1) 2011
Net Income Attributable to Embraer	326.1	330.2	111.6
Noncontrolling interest	12.5	15.2	8.8
Income tax (expense) income	163.7	62.7	127.1
Financial income (expense), net	(27.1)	(17.5)	90.7
Foreign exchange gain (loss), net	(18.7)	1.1	(20.0)
Depreciation and amortization	238.4	219.2	238.8
Adjusted EBITDA	694.9	610.9	557.0

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1) 3Q11	(1) 2010	(1) 2011
Total debt to Adjusted EBITDA (i)	2.61	2.35	2.98
Net cash to Adjusted EBITDA (ii)	0.28	1.13	0.80
Total debt to capitalization (iii)	0.36	0.31	0.35
LTM Adjusted EBITDA to financial expense (gross) (iv)	7.12	6.81	5.43
LTM Adjusted EBITDA (v)	694.9	610.9	557.0
LTM Interest and commissions on loans (vi)	97.5	89.7	102.6

(1)	Derived from unaudited financial information.
(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial assets, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

	Three months ended on		Twelve months ended on
	(2)		(1)
	31 Dec, 2010	31 Dec, 2011	31 Dec, 2010	31 Dec, 2011
REVENUE	1,970.2	2,025.1	5,364.1	5,803.0

Cost of sales and services	(1,639.6)	(1,568.7)	(4,338.1)	(4,495.9)

Gross profit	330.6	456.4	1,026.0	1,307.1

OPERATING INCOME ( EXPENSE )
Administrative	(60.6)	(71.5)	(197.5)	(262.5)
Selling	(105.7)	(113.9)	(374.1)	(419.3)
Research	(27.6)	(26.0)	(72.1)	(85.3)
Other operating income, net	(4.3)	(250.6)	9.4	(221.5)
Equity	—	(0.3)	—	(0.3)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL INCOME	132.4	(5.9)	391.7	318.2

Financial (expenses) income, net	2.6	(115.2)	17.5	(90.7)
Foreign exchange gain, net	(8.2)	(6.9)	(1.1)	20.0

PROFIT (LOSS) BEFORE TAXES ON INCOME	126.8	(128.0)	408.1	247.5

Income tax (expense) income	2.8	39.4	(62.7)	(127.1)

NET INCOME (LOSS)	129.6	(88.6)	345.4	120.4

Attributable to:
Owners of Embraer	122.7	(91.8)	330.2	111.6
Noncontrolling interest	6.9	3.2	15.2	8.8
Weighted average number of shares (in thousands)
Basic	723.7	723.7	723.7	723.7
Diluted	724.2	724.4	724.0	724.8
Earnings (loss) per share
Basic	0.16955	(0.12681)	0.45629	0.15423
Diluted	0.16943	(0.12669)	0.45607	0.15397

Earnings (loss) per share - ADS basic (US$)	0.6782	(0.5072)	1.8252	0.6169

Earnings (loss) per share - ADS diluted (US$)	0.6777	(0.5068)	1.8243	0.6159

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial statements.

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million of U.S.dollars)

	Three months ended on		Twelve months ended on
	(2)		(1)
	31 Dec,2010	31 Dec,2011	31 Dec,2010	31 Dec,2011
Operating activities
Net income (losses)	129.6	(88.6)	345.4	120.4
Items not affecting cash and cash equivalents
Depreciation	30.0	20.4	103.0	109.3
Amortization	34.8	44.7	116.2	129.5
Allowance (reversal) for inventory obsolescence	(29.9)	(15.6)	(5.6)	(12.8)
Deferred income tax and social contribution	(11.3)	(48.6)	28.7	85.0
Provision for market value	62.3	5.3	62.3	5.3
Accrued interest	(0.5)	(3.2)	(10.2)	1.7
Equity in the earnings of subsidiaries	—	0.3	—	0.3
Stock option	1.3	2.0	3.4	9.7
Foreign exchange gain (loss), net	12.3	8.3	7.3	(13.0)
Residual value guarantee	3.4	33.8	2.7	34.4
Other	12.2	(1.6)	11.1	(5.9)
Changes in assets and liabilities:
Financial assets (3)	276.4	(243.1)	220.0	(124.3)
Collateralized accounts receivable and accounts receivable	(40.4)	17.5	(1.7)	(126.2)
Customer and commercial financing	(22.6)	18.3	(17.7)	(31.8)
Inventories	424.9	517.1	118.5	(97.9)
Other assets	17.4	10.4	(45.5)	(8.8)
Non-recourse and recourse debt	(21.8)	(2.7)	(37.3)	(7.7)
Trade accounts payable and other payables	(131.8)	(184.8)	110.2	75.5
Contribution from suppliers	33.1	(8.1)	18.5	40.2
Advances from customers	(188.9)	(113.4)	(186.2)	85.7
Taxes and payroll charges payable	34.2	13.1	7.5	(1.2)
Financial guarantee	(31.3)	271.6	(40.3)	240.9
Provisions and contingencies	(15.6)	(62.3)	44.3	(21.8)
Unearned income	0.2	(12.1)	19.4	(6.3)

Net cash generated by operating activities	578.0	178.7	874.0	480.2

Investing activities
Proceeds from sale of property, plant and equipment	0.1	0.1	29.3	0.3
Additions to property, plant and equipment	(65.8)	(76.8)	(149.6)	(334.3)
Additions to intangible assets	(51.3)	(60.1)	(178.7)	(217.4)
Investments in associates	—	3.0	—	(3.0)
Investments in held to maturity securities	(9.3)	(1.6)	10.6	3.9
Business acquisitions, net of cash acquired	—	(0.6)	—	(51.5)

Net cash (used in) investing activities	(126.3)	(136.0)	(288.4)	(602.0)

Financing activities
Repayment of borrowings	(411.1)	(768.6)	(1,583.4)	(2,082.7)
Proceeds from borrowings	380.1	633.1	942.8	2,362.5
Dividends and interest on own capital	(84.2)	(30.8)	(161.7)	(183.4)

Net cash (used in) generated by financing activities	(115.2)	(166.3)	(802.3)	96.4

Effects of exchange rate changes on cash	12.2	39.7	17.4	(17.5)
Increase (decrease) in cash and cash equivalents	348.7	(83.9)	(199.3)	(42.9)
Cash and cash equivalents at the beginning of the period	1,044.4	1,434.1	1,592.4	1,393.1
Cash and cash equivalents at the end of the period	1,393.1	1,350.2	1,393.1	1,350.2

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial statements.
(3)	Include Unrealized (gain) on Finacial assets, 4Q10 (11.1), 4Q11 (8.3), 12M10 (66.1), 12M11 (51.5)

EMBRAER - S.A.

CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

	(1)	(1)
A S S E T S	As of December 31, 2010	As of December 31, 2011
Current assets
Cash and cash equivalents	1,393.1	1,350.2
Financial assets	733.5	753.6
Trade accounts receivable, net	348.6	505.8
Derivative financial instruments	6.8	8.2
Customer and commercial financing	20.4	12.0
Collateralized accounts receivable	11.6	14.9
Inventories	2,193.4	2,283.4
Other assets	275.4	241.3

	4,982.8	5,169.4

Non-current assets
Trade accounts receivable	0.7	0.2
Financial assets	52.1	54.7
Customer and commercial financing	50.1	90.2
Collateralized accounts receivable	526.6	472.7
Inventories	4.9	4.2
Other assets	237.0	245.4
Guarantee deposits	464.8	471.4
Deferred income tax	139.1	65.9
Derivative financial instruments	15.5	22.7
Investments	—	2.8
Property, plant and equipment	1,201.0	1,450.4
Intangible assets	716.3	808.3

	3,408.1	3,688.9

TOTAL ASSETS	8,390.9	8,858.3

(1)	Derived from audited financial statements.

EMBRAER - S.A.

CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

LIABILITIES	(1) As of December 31, 2010	(1) As of December 31, 2011
Current liabilities
Trade accounts payable	750.2	829.9
Loans and financing	72.6	251.8
Non-recourse and recourse debt	111.8	312.8
Other payables	84.5	81.3
Contribution from suppliers	0.9	0.9
Advances from customers	779.4	856.1
Derivative financial instruments	0.8	1.0
Taxes and payroll charges payable	79.5	89.2
Income tax and social contribution	10.0	11.2
Other provisions	309.6	271.1
Provisions for contingencies	7.5	5.3
Dividends	49.4	0.1
Unearned income	132.6	131.1

	2,388.8	2,841.8

Non-current liabilities
Loans and financing	1,362.2	1,406.3
Non-recourse and recourse debt	358.5	149.8
Other payables	27.5	14.0
Contribution from suppliers	16.8	1.0
Advances from customers	212.2	214.0
Derivative financial instruments	1.4	0.2
Taxes and payroll charges payable	453.3	386.8
Deferred income tax and social contribution	11.4	23.0
Financial guarantee and residual value guarantee	219.5	494.9
Other provisions	49.7	67.3
Provisions for contingencies	69.3	57.4
Unearned income	88.8	84.0

	2,870.6	2,898.7

TOTAL LIABILITIES	5,259.4	5,740.5

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(183.7)	(183.7)
Revenue reserves	1,759.9	1,740.9
Share-based remuneration	3.4	9.7
Cumulative translation adjustments	10.9	2.5

	3,028.5	3,007.4
Noncontrolling interest	103.0	110.4

Total company’s shareholders’ equity	3,131.5	3,117.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,390.9	8,858.3

(1)	Derived from audited financial statements.

INVESTOR RELATIONS

André Gaia,Caio Pinez, Cláudio Massuda, Juliana Villarinho and Paulo Ferreira-Brazil: (+55 12) 3927-4404

Luciano Froes-North America: (+001) 954 359 3492

investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q11 Results on March 21, 2012. The conference call will also be broadcast live over the web at http://ri.embraer.com.br.

IFRS

Time: 10:30am (SP) / 9:30 am (NY)

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted (Outside USA / Canada) Dial-In Number: (708) 290-0687

Operator Assisted (Brazil) Toll - Free Dial-In Number: 0800-047-4803 (land line) and 0800-047-4801 (cell phone line)

Code: 60571802

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. On December 31, 2011, Embraer had a workforce of 17,265 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled USD 15.4 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2012

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer